

April 21, 2011

Joshua B. Weingard
Chief Legal Officer
Cardo Medical, Inc.
7625 Hayvenhurst Avenue
Suite 49
Van Nuys, California 91406

> **Re:** **Cardo Medical, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 11, 2011**
> **File No. 0-21419**

Dear Mr. Weingard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is required, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Arthrex Asset Sale, page 3

1. Given your disclosure on page 18 regarding reinstatement of salaries, please disclose here or under your "Use of Proceeds" disclosure on page 5, as appropriate, the amount of proceeds from the Arthrex and Altus transactions that will be used for payments to affiliates. In a subsequent section of your document after the Summary, please disclose the amount to be paid to each affiliate.

Why Was There No Vote Required, page 8

2.   With a view toward clarified disclosure, please tell us whether you obtained
        shareholder vote for the Altus sale, even if not required. It is unclear whether you
        used the shareholder vote regarding the spine division that you mention at the bottom
        of page 5 to engage in the Altus sale and, if so, how closing of the Altus sale was
        consistent with Rule 14c-2(b).

Background of the Asset Sale, page 15

3.   Please expand your response to prior comment 6 to tell us why you have not
        disclosed the "estimates, forecasts, plans and financial projections" mentioned in
        section 5.29 of the asset purchase agreement.

Information Statement, page 25

4.   We note the references in this section to correspondence, comments, communications
        and requests from the SEC; however, members of the staff issued the comment letters
        to you. Please revise to remove any implication that the Commission itself has
        reviewed your filing. Likewise, given that the SEC did not issue the comments on
        your filing and does not clear your responses to comments, please clarify how the
        provisions of your amendment mentioned on page 26 will operate. Your revised
        disclosure should not contain any implication that the SEC or its staff has or will (1)
        approve or disapprove of your filing or transactions or (2) pass upon the adequacy or
        accuracy of your disclosure.

Opinion of Inverness Advisors, page 28

5.   Regarding your response to prior comment 9:

        •   Please clarify the basis for your statement on page 30 that your forecasts reflected
            the division's performance "were it not to be sold to Arthrex." In this regard, we
            note the assumptions mentioned in the last paragraph of your response to that
            comment are not mentioned in your filing.

        •   Please tell us why your projections on page 30 are only through 2013, yet
            according to page 31, your advisor's analysis was based on 20 years of
            projections.

Discounted Cash Flow Analysis, page 34

6.   Please disclose the compensation to the financial advisor in connection with the sale of your spine division.

Results of Operations and Financial Condition, page 55

7.   We note that you discuss results of operations of the consolidated entity, including the Reconstructive Division and the Spine Division which were reported as discontinued operations in the audited financial statements for 2009 and 2010. Please tell us how this presentation is appropriate under Item 303(a)(3) of Regulation S-K which states that the discussion in this section should be of reported income from continuing operations.

Pro Forma Unaudited Consolidated Financial Information, page 59

8.   Please tell us why it is appropriate under Article 11 of Regulation S-X to present in the pro forma balance sheet the use of proceeds from the asset sales to pay down outstanding notes payable. The pro forma adjustments should only give effect to events that are directly attributable to each specific transaction.

9.   We see from page 59 that the purchase price for the Reconstructive Asset Sale will be paid in cash on a quarterly basis for a term up to and including the 20th anniversary of the closing date. Please tell us why you present all cash as being received upon closing in the pro forma balance sheet.

10.   As a related matter, we note that $900,000 of the proceeds from the Reconstructive Asset Sale will be placed in escrow. Please tell us why you have not presented that amount as restricted cash.

11.   Regarding the pro forma statement of operations, we note that you present discontinued operations. Under Instruction 1 to Article 11 of Regulation S-X, the historical statement of income used in the pro forma financial information should not report operations of a segment that has been discontinued, extraordinary items, or the cumulative effects of accounting changes. In this regard, if the historical statements of income include such items, only the portion of the income statement through "income from continuing operations" (or the appropriate modification thereof) should be used in preparing pro forma results. Please revise as appropriate.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

12.   We see that Stonefield Josephson, Inc. audited your financial statements for the year
       ended December 31, 2009. Please tell us who audited the reclassification adjustments
       for discontinued operations that impacted the year ended December 31, 2009. In
       addition, tell us why the audit reports do not address the reclassification adjustments.
       We refer you to the PCAOB Staff Questions and Answers related to Adjustments to
       Prior-Period Financial Statements Audited by a Predecessor Auditor dated June 9,
       2006.

Consolidated Statement of Operations, page F-5

13.   Please revise to clarify if the loss from operations of discontinued Reconstructive and
       Spine Divisions is net of applicable income taxes (benefit).

14.   Please revise to also disclose net loss per share from continuing operations. Refer to
       FASB ASC 260-10-50.

Note 1. Discontinued Operations, page F-8

15.   We reference the statement that you do not expect any continuing cash flows to be
       generated from the discontinued operations. Please reconcile that statement with the
       previous disclosure on page 59 that you expect to receive 5% royalty of future net
       sales of the reconstructive products for 20 years after the closing date.

Subsequent Events, page F-20

16.   Please tell us how you considered disclosing the sale of the Spine Division that closed
       on April 4, 2011 as a subsequent event. We see that the sale occurred before the
       financial statements were reissued in the Schedule 14C. Refer to FASB ASC 855-10-
       50-2.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require.   Since the company
and its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Esther L. Moreno